Exhibit 23.02, Consent of KPMG LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Palatin Technologies, Inc.:

We consent to the use of our reports dated September 13, 2005, with respect to the consolidated balance sheets of Palatin Technologies, Inc. and subsidiary as of June 30, 2005 and 2004, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the years in the three-year period ended June 30, 2005, management's assessment of the effectiveness of internal control over financial reporting as of June 30, 2005, and the effectiveness of internal control over financial reporting as of June 30, 2005, incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 28, 2006